Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX April 15, 2025

IPERIONX – MARCH 2025 QUARTERLY REPORT

IperionX Limited (Nasdaq | ASX: IPX) is pleased to present its quarterly report for the period ending March 31, 2025. Key highlights during and subsequent to the end of the quarter include:

Commercial Operations – On Track and Accelerating

•	Commissioning of the Titanium Manufacturing Campus in Virginia progressed rapidly during the quarter, with full system scrap-to-forged titanium product operational capacity expected by mid-2025.

•	Repeated production cycles of the Hydrogen Assisted Metallothermic Reduction (HAMRTM) furnace continue to successfully produce high-quality titanium that exceeds industry standards.

•	Commissioning-phase process improvements have reinforced the low-capex scalability of the HAMR process, and underscore strong potential to surpass original nameplate titanium powder production.

•	Commissioning of initial pressing and Hydrogen Sintering and Phase Transformation (HSPTTM) sintering systems is complete, enabling forged near-net-shape titanium production.

Expanding Commercial and Strategic Customer Partnerships

•	Product development and qualification continues to build momentum across key customer sectors - defense, automotive and consumer electronics.

•
Strong customer engagement for high-performance titanium components that suffer from historically low material yields (high scrap rates) - such as titanium fasteners, housings, and precision components.

•	IperionX is actively working on pilot production, with eight commercial partners supporting a rapid path-to-market for high-performance titanium manufactured components.

Continued Momentum in U.S. Government Engagement

•
IperionX was awarded up to $47.1 million in U.S. Department of Defense (DoD) funding to accelerate development of a secure, low-cost, mineral-to-metal titanium supply chain. An additional $11.0 million in financing was approved by the U.S. Export-Import Bank for advanced manufacturing equipment.

•	IperionX is progressing long-term, tax-exempt bond financing through Virginia’s Halifax County Industrial Development Authority to underpin future titanium production expansions.

•	Multiple additional government funding applications are underway, with strong potential for fast-track review under the new U.S. administration.

Titanium Production Expansion Plans Underway

•	The DoD award provided the catalyst to commence engineering and design for expansion of titanium production capacity at the Titanium Manufacturing Campus.

•	Expansion of titanium production capacity is targeted by the end of 2026, with future modular-based production expansions scoped through to 2030. Expansion plans are expected to be released mid-2025.

Titan Project - DFS Underway for U.S. Critical Minerals Supply

•
Definitive Feasibility Study (DFS) commenced at the Titan Critical Minerals Project, funded in part by the recent U.S. DoD award. The Titan Project is the largest critical mineral sands project in the U.S.

•
The DFS, expected to be completed in Q2 2026, will define engineering, flowsheets, and infrastructure for long-term supply of titanium feedstock and heavy rare earths, including dysprosium and terbium - key elements for high-performance magnets and defense systems.

Strong Financial Position

•	At March 31, 2025, IperionX held US$66.1 million in cash

For further information and enquiries please contact:

investorrelations@iperionx.com
+1-980-237-8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

TITANIUM METAL OPERATIONS UPDATE

Commissioning and Ramp-Up of Commercial Operations

Commissioning of IperionX’s Titanium Manufacturing Campus in Virginia continued at pace during the quarter, with steady-state full-system titanium production targeted to commence by mid-2025.

Figure 1: Titanium Production Facility, location of the HAMR furnace operations

The HAMR furnace has consistently demonstrated the process’s effectiveness in producing high-quality titanium metal powder that exceeds industry standards. During successful commissioning, IperionX has identified significant process improvements that are expected to support both higher nameplate capacity and low-capex scalability of the HAMR process.

Based on current performance with new process improvements, IperionX anticipates revising its original nameplate capacity of 125 metric tonnes per year upwards, with new titanium powder production capacity expected to be confirmed by mid-2025. Notably, the majority of ancillary production process systems have already been scaled beyond the nameplate capacity, which supports future titanium production growth via modular addition of HAMR furnaces at lower capital.

In parallel, IperionX has completed commissioning of its initial powder metallurgy manufacturing capabilities at the Titanium Manufacturing Campus and Advanced Manufacturing Center, that uses the patented Hydrogen Sintering and Phase Transformation (HSPT) technology. This includes:

1.	Commissioning of traditional vacuum furnace based HSPT sintering capacity, with future capacity enabled by minor modifications to existing HAMR units

2.	Installation of a cold-isostatic press, enabling manufacture of longer, high-aspect-ratio parts such as titanium tubes, rods, and fasteners

3.	Progression of binder jetting development, expanding the range of potential low-cost titanium product formats

IperionX now possesses an installed manufacturing base capable of transforming titanium powder into a wide range of low-cost, high-performance forged titanium products — delivering a full scrap-to-product solution through proprietary HAMR and HSPT technologies.

Accelerating Customer Engagement and Strategic Partnerships

IperionX made significant progress across multiple product development and qualification programs with leading customers in the defense, automotive, and consumer electronics sectors. During the quarter, interest expanded to include additional high-value and high-volume industries, particularly aerospace — underscoring growing demand for sustainable, low-cost titanium components.

IperionX has unlocked higher-volume prototyping capacity and is actively engaged with eight commercial partners on pilot-scale production and qualification programs. As IperionX advances toward steady-state production across both titanium powder and titanium powder-to-parts manufacturing, the capacity to engage new customers, deliver prototypes, and transition into contracted production is expected to accelerate significantly.

Initial product development is focused on titanium components that suffered from high scrap rates and low material yield under traditional manufacturing methods - products that are high-cost despite relatively simple geometries. These include titanium fasteners (nuts, bolts, washers, lug nuts), titanium housings for consumer electronics, and titanium enclosures for luxury goods. These titanium products offer high-volume opportunities across multiple markets and represent a logical entry point for commercial rollout.

As operations scale, IperionX expects to expand product development activities to support a growing customer pipeline across a wide range of industries, including those targeting advanced robotics, mobility, and precision engineering.

Figure 2: Ancillary Equipment and Utilities Installation

Figure 3: Powder to Parts Manufacturing Equipment

Figure 4: IperionX Titanium Technologies Product Map

Commencement of 2026-2030 Expansion Studies

The up to $47.1 million U.S. Government IBAS award announced during the quarter provided the catalyst for IperionX to commence detailed expansion plans, targeting execution and production in 2026. The scale-up plan and the recent success in operation of the HAMR furnace also enables IperionX to develop scoping level plans for additional growth from 2027.

These plans will continue to be focused on the manufacturing of titanium metal products via the HAMR and HSPT process using 100% scrap as the raw material. IperionX anticipates finalizing these plans, presenting them to the U.S. Government for consideration, and subsequent public release in mid-2025.

U.S. GOVERNMENT ACTIVITIES

IperionX was awarded up to US$47.1 million in funding by the U.S. Department of Defense (DoD) to strengthen the U.S. Defense Industrial Base by accelerating development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The DoD has obligated US$5 million to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status. The remaining up to US$42.1 million is expected to be obligated by the DoD over the duration of the agreement, with the funds to be applied to facilitate vertical integration and increased titanium production capacity at IperionX’s Titanium Manufacturing Campus in Virginia.

Additionally, the Board of Directors of the Export-Import Bank of the United States (EXIM Bank) approved an equipment finance loan of US$11.0 million to support the significant expansion of IperionX’s advanced titanium manufacturing capabilities, subject to the completion and execution of definitive documentation. The EXIM Bank loan will finance the acquisition of state-of-the-art manufacturing equipment, including advanced additive manufacturing systems and precision machining tools.

IperionX is undertaking a process relating to private activity bonds, with the Industrial Development Authority of Halifax County, Virginia (IDA) authorizing the issue of tax-exempt bonds of at least $100 million and up to $400 million. IperionX is currently advancing a process relating to the potential issue of these tax-exempt private activity bonds, which, subject to further approvals, is expected to conclude in late 2025.

IperionX continues to advance multiple applications for additional U.S. Government funding, with potential for accelerated review under the new Administration. A select list of U.S. government funding opportunities is shown below:

Agency	Program	Total program funding available (2024-2025)1 / current estimate
U.S. Department of Defense	DPA – Ukraine Supplemental Bill Funding for Strategic and Critical Materials	$140m remains, as of March 2024
U.S. Department of Defense	DPA Title III – Casting & Forgings Initiative	Up to ~$80m
U.S. Department of Defense	IBAS – Casting & Forgings Infrastructure Investments	Up to ~$80m
U.S. Department of Defense	SBIR Phase III	Up to $50-$100m in funding
U.S. EXIM Bank	Make More in America Initiative / China and Transformational Exports Program	$11 million
State / local authorities	Tax-exempt private activity bonds	~$150m

Table 1: U.S. government funding opportunities.

TITAN CRITICAL MINERALS PROJECT

IBAS Award Partly Funds Completion of DFS

As part of the initial phase of the up to $47.1 million U.S. Government award, the DoD has obligated US$5 million to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status through the completion of a Definitive Feasibility Study (DFS), an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. The DFS is expected to be completed by Q2 2026 and will include detailed mine engineering, processing flowsheet and infrastructure design. This study marks a major step in advancing the Titan Project towards production.

As a leading fully permitted critical minerals project in the U.S., the Titan Project is uniquely positioned to supply low-cost, domestic critical mineral feedstocks to support future large-scale expansions of IperionX’s titanium production, enhancing the strength and resilience of the U.S. titanium supply chain. It also hosts significant quantities of light and heavy rare earth elements - including dysprosium and terbium - that are vital for advanced technologies and defense systems. The Titan Project has attracted significant interest from potential strategic and commercial partners seeking secure, long-term supplies of U.S. sourced critical minerals.

BALANCE SHEET AND CORPORATE

Strong Financial Position

As of March 31, 2025, IperionX held US$66.1 million in cash which places the Company in a strong financial position to ramp-up and optimize the initial production line and further scale production at the Titanium Manufacturing Campus.

IperionX is in a strong financial position as it rapidly ramps up operations in Virginia ahead of its first major customer production requirements being met by mid-2025 and will take a prudent approach to future expansion activities, informed by data and optimization test work occurring over the coming months.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of March 31, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 422 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights. During the quarter, approximately 84 acres of optioned properties were exercised and converted into long-term leases and and approximately 616 acres of optioned properties were extinguished.

1 Estimates of total funds available under each program based upon Department of Defense FY25 budget request materials released in March 2024, and other U.S. government guidance. IperionX’s potential access to these funding programs is subject to successful application, award and contract under each program.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Metallurgical consultants	10
Sustainability	12
Permitting	2
Community relations	6
Surveying	10
Field supplies, equipment rental, vehicles, travel and deposit refunds	(11)
Total as reported in Appendix 5B	29

Table 2: Mining exploration expenditures

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of approximately US$733,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements
Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.
Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.
There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.
Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on information compiled and/or reviewed by Mr. Adam Karst, P.G. Mr. Karst is a consultant to IperionX. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience which is relevant to the style and type of mineralization present at the Titan Project area and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the 2012 JORC Code). Mr. Karst consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.
The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity

IperionX Limited

ABN	Quarter ended (“current quarter”)

84 618 935 372	March 31, 2025

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	32	532
1.2	Payments for
	(a) exploration & evaluation	(29)	(117)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(4,781)	(11,998)
	(e) administration and corporate costs	(1,109)	(3,345)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	645	1,650
1.5	Interest and other costs of finance paid	(80)	(199)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) research & development	(1,079)	(3,420)
	(b) business development	(116)	(308)
1.9	Net cash from / (used in) operating activities	(6,517)	(17,205)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	(83)	(503)
	(c) property, plant and equipment	(4,562)	(9,570)
	(d) exploration & evaluation	-	-
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	(6,000)
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(4,645)	(16,073)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	70,245
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	120
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(56)	(2,634)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material) (a) principal portion of lease liabilities	(149)	(390)
3.10	Net cash from / (used in) financing activities	(205)	67,341

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	77,126	33,157
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(6,517)	(17,205)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(4,645)	(16,073)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(205)	67,341
4.5	Effect of movement in exchange rates on cash held	335	(1,126)
4.6	Cash and cash equivalents at end of period	66,094	66,094

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	43,345	52,466
5.2	Call deposits	22,749	24,660
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	66,094	77,126

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	733
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(6,517)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(6,517)
8.4	Cash and cash equivalents at quarter end (item 4.6)	66,094
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	66,094
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	10.1

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.
	8.8.2.	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Not applicable.
8.8.3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Not applicable.
Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	April 15, 2025

Authorized by:	Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.